A-Power Energy Generation Systems Ltd. Reports Unaudited Financial Results
for First Quarter of 2009

-	Teleconference to Be Held on Tuesday, June 16, 2009, at 8:00 a.m. EDT -

Shenyang, China, June 16, 2009 –- A-Power Energy Generation Systems, Ltd. (Nasdaq: APWR) ("A-Power" or “the Company”), a leading provider of distributed power generation (“DG”) systems in China and a fast-growing manufacturer of wind turbines, today announced its unaudited financial results for the first quarter ended March 31, 2009.

Financial Highlights

-	Revenues were $31.2 million vs. $32.3 million in 1Q08
-	Gross margin was 12.6% vs. 11.9% in 1Q08
-	Cash flow from operations was $15.7 million vs. $2.8 million in 1Q08
-	Cash on hand at March 31, 2009 was $60.6 million vs. $43.5 million at December 31, 2008
-	For the year 2009, A-Power raises its revenue guidance from $290 million to $320 million; and its net income guidance from $29 million to $32 million

“The first quarter is typically slow for us due to seasonality and weather conditions in the northeast region of China,” said Mr. Jinxiang Lu, A-Power's Chairman and CEO. “However, we managed to forge strategic partnerships, including with GE Drivetrain Technologies, improve our cash flows and strengthen our cash position during the slow winter months. As we are poised for expansion, we have also been closely monitoring our G&A expenses.”

Mr. Lu continued, “During the second quarter, we are continuing to sign DG contracts and extending our track record in China’s power market. And I am very pleased to announce that we have arranged the shipment of the first two units of the 2.7MW wind turbine, made with Fuhrlander’s technology and main components from Europe. They are expected to be completed for delivery by the end of July. We are gradually ramping up our production to meet the growing demand for the larger, more advanced, and more reliable wind turbines, as more and more Chinese wind farm developers are looking to increase power generation capacity. And our existing relations with GE, Fuhrlander, Norwin and several domestic, emerging Chinese wind component makers like Jiangsu Miracle, plus our experience and relationships in China’s power market in general, position us to benefit well from this emerging trend of bigger and better wind turbines in China.”

First Quarter 2009 Results

For the three months ended March 31, 2009, A-Power's revenues were $31.2 million, compared with $32.3 million in the first quarter of 2008. Revenues were roughly flat because of seasonality and weather conditions in Northeast China.

Gross profit was $3.9 million, about the same as the first quarter of 2008. Gross margin was 12.6%, compared with 11.9% in the first quarter of 2008. Gross margin in 1Q09 was affected by seasonality. A-Power expects its long-term gross margin for its DG business to stay at 12%-14%.

General and administrative (“G&A”) expenses were $2.6 million, compared with $1.0 million in the first quarter of 2008. G&A as a percentage of revenues was 8.2%, compared with 3.2% in the first quarter of 2008. A-Power incurred higher G&A as a newly listed company, including professional consulting fees, salaries, stock-based compensation, insurance, office rentals, and other miscellaneous costs associated with being a public company.

Operating income was $1.4 million, compared with $2.8 million in the first quarter of 2008.

Net income was $1.5 million, compared with $2.9 million the first quarter of 2008.

Diluted earnings per share were $0.04, compared with $0.14 in the first quarter of 2008. For the first quarter of 2009, the weighted average number of shares on a fully diluted basis was 34.7 million as compared to 20.3 million in the same period of 2008.

Balance Sheet Highlights

As of March 31, 2009, A-Power had cash and cash equivalents of $60.6 million, compared with $43.5 million at December 31, 2008.

Total shareholders’ equity rose to $157.5 million at March 31, 2009, from $156.0 million at December 31, 2008.

As of March 31, 2009, the Company recorded no short-term or long-term bank loans.

Recent Developments

On June 16, 2009, A-Power announced it has signed an agreement with Jinzhou Jinxia New Energy Co., Ltd. to ship two units of A-Power’s 2.7MW wind turbines, with technology licensed from Germany’s Fuhrlander AG and main components sourced from Europe, by the end of July 2009. The turbines will be installed in Daxinglong Mountain Wind Power Generation Plant in Jinzhou City, Liaoning Province. These units will mark A-Power’s first shipments in the wind turbine business.

On June 16, 2009, A-Power announced it was briefed on a Shenyang government plan to invest a total of $44 million (RMB 300 million) in seed capital in Shenyang Power Group (“Shenyang Power”), the newly formed local DG industry alliance spearheaded by A-Power and joined by power industry conglomerates to pursue large-scale electricity-generation projects both within and outside China. In addition, the Shenyang government will also appoint a local Chinese bank and a local guaranty company to participate in the Shenyang Power alliance. A-Power is the lead investor in Shenyang Power and now owns 60% after today’s investment by the Shenyang government.

On June 16, 2009, A-Power announced it has signed a contract with Sanmenxia New Energy Bio-Electricity Co., Ltd. to build electricity-generation systems using biomass as fuel in Henan Province of China. The project is expected to be completed by October 2010 and the total value of the contract is estimated to be $14.1 million (RMB 96 million).

Business Outlook

A-Power adjusted upward its revenue and after-tax net income guidance for 2009. The Company expects its revenue and after-tax net income to be at least $320 million and $32 million, respectively, for the year 2009. The revenue and after-tax net income guidance was revised from $290 million and $29 million, respectively. These targets are based on the Company's current signed DG contracts, which are subject to change based on customer payment and construction schedules. A-Power expects that it will from time to time provide periodic updates as additional major DG contracts, and wind turbine sales, are confirmed. A-Power expects that it will from time to time provide period updates when additional major DG contracts and wind turbine sales are confirmed

Mr. Lu concluded, “A-Power in the near term has a two-pronged approach to growing its business: with the strong support from the Shenyang government, we are working to fully utilize the resources afforded by the recently formed industry alliance, Shenyang Power Group, to pursue large-scale, technologically advanced and managerially sophisticated DG and micro-grid systems both within China and overseas. Secondly, we are focused on rolling out the largest wind turbine in China – the 2.7MW grade – and ensuring its performance and its timely delivery to our customers. While we execute our plans in these two growth areas, with the help of our newly appointed CFO and COO, we are also aiming to smooth our revenues from quarter to quarter and keep expenses under control.”

Conference Call

A-Power will host a conference call, to be simultaneously Webcast, on Tuesday, June 16, at 8:00 a.m. Eastern Daylight Time or 8:00 p.m. Beijing Time. Interested parties may participate in the by dialing +1-866-272-9941 (North America) or +1-617-213-8895 (International), passcode: 56974649 (no pre-registration required), approximately 10 minutes before the call start time. A live Webcast of the conference call will be available on the Company’s Website at http://www.apowerenergy.com.

A replay of the call will be available starting on June 16, 2009, at 11:00 a.m. Eastern Daylight Time or 11:00 p.m. Beijing Time through July 15, 2009.  An archived Webcast of the conference call will be available on the Company’s Website at http://www.apowerenergy.com.  Interested parties may access the replay by dialing +1-888-286-8010 (North America) or +1-617-801-6888 (International) and entering passcode 57219536.

About A-Power

A-Power Energy Generation Systems Ltd. ("A-Power"), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with technologies licensed from German FUHRLÄNDER AG and Denmark-based Norwin, and a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. A-Power also has strategic relationships with Tsinghua University in Beijing and the China Academy of Sciences in Guangzhou to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com ..

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction, manufacturing and development delays on our projects which could adversely affect our financial condition and operating results; the development of our wind turbine business will depend on the efforts of others; development of our wind turbine business will depend on our ability to efficiently source components; our limited operating history and recent entrance into new markets and the wind turbine business may make it difficult for you to evaluate our business and future prospects; the expected benefits of supply and partnership agreements may not materialize to the extent expected or at all; we expect to rely increasingly on our proprietary products and systems and on technology developed by our licensors and partners, and if we or our licensors or partners become involved in an intellectual property dispute, we may be forced to spend considerable resources resolving such dispute; a decrease in the rate of growth of China's industry and economy may lead to a decrease in our revenues because industrial companies in China are our principal source of revenues, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2007. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to adjustment. In addition, we are in the process of conducting further evaluations of our internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. We make no representation of management’s assessment regarding internal control over financial reporting or include an attestation report of the Company’s independent auditors due to a transition period established by rules of the SEC for newly public companies.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

Contact:

Mr. John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems, Ltd.
john@apowerenergy.com

Mr. Valentine Ding / Mr. Dixon Chen
Investor Relations
Grayling
+1-646-284-9412
valentine.ding@us.grayling.com
dixon.chen@us.grayling.com

Financial Tables Follow

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Unaudited Consolidated Balance Sheets
(In ’000s of USD)

	March 31	December 31
	2009	2008

Assets
Current assets
Cash and cash equivalents	60,560	43,518
Restricted cash	1,607	3,608
Accounts receivable, net of allowance for doubtful accounts of $Nil (2008 - $Nil)	8,320	7,238
Prepayments, deposits, other receivables	80,366	79,845
Costs and estimated earnings in excess of billings on uncompleted projects	2,016	2,094
Inventory	9,494	8,723
Due from related parties	105	105

Total current assets	162,468	145,131

Deferred income tax asset	364	364
Accounts receivable	6,825	3,646
Construction in progress	20,705	18,006
Property, plant and equipment, net	14,363	14,312
Intangible assets	12,545	12,564
Deposits on intangible assets	10,307	10,322

Total assets	227,577	204,345

Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	17,310	12,909
Other payable and accrued liabilities	17,057	17,227
Customer deposits	26,853	13,350
Billings in excess of costs and estimated earnings on uncompleted projects	4,240	4,022
Due to related parties	3,123	128
Income and business taxes payable	1,534	742

Total current liabilities	70,117	48,378

Stockholders' equity

Common shares, 100,000,000 authorized with par value of $0.0001 per share,
33,706,938 shares issued	3	3
Additional paid-in capital	111,448	111,242
Accumulated other comprehensive income	6,367	6,578
Statutory reserves	4,155	4,155
Retained earnings	34,896	33,331
Noncontrolling interest	591	658
Total stockholders' equity	157,460	155,967
		-
Total liabilities and stockholders' equity	227,577	204,345

A-Power Energy Generation Systems, Ltd and Subsidiaries
Unaudited Consolidated Statements of Income and Comprehensive Income
(In '000s of USD, Except per Share Amounts)

	Three Months Ended
	March 31, 2009	March 31,2008

Revenues	31,199	32,337
Cost of sales and business taxes	27,266	28,478

Gross profit	3,933	3,859

Expenses
General and administrative expenses	2,564	1,039

Income from operations	1,369	2,820
Other income (expense)
Interest costs	-	(160)
Finance costs	-	(1)
Other income	139	171

Income before provision for income taxes	1,508	2,830
Provision for income taxes	10	(42)

Net Income	1,498	2,872
Net loss (income) in subsidiaries attributable to
noncontrolling interest	67	(6)

Net income attributable to A-Power Energy Generation Systems Ltd.	1,565	2,866
Other comprehensive income
Foreign currency translation adjustment	(211)	-
Comprehensive income	1,353	2,866

Weighted average number of common shares outstanding - basic	33,706,938	19,304,554
Weighted average number of common shares outstanding - diluted	34,706,938	20,274,199
EARNINGS PER SHARE - BASIC	0.04	0.15
EARNINGS PER SHARE - DILUTED	0.04	0.14

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
(In '000s of USD)

	Three Months Ended
	Mar. 31, 2009	Mar. 31, 2008
Cash flows from operating activities
Net income	1,498	2,872
Items not affecting cash:
Stock-based compensation	206	-
Amortization	255	67
Changes in operating assets and liabilities:
Accounts receivable	(4,346)	4,163
Inventories	(785)	-
Costs and estimated earnings in excess of billings on uncompleted contracts	74	-
Prepayments, deposits and other receivables	(58)	(4,828)
Accounts payable and accrued liabilities	4,273	(3,065)
Customer deposits	13,518	2,209
Billings in excess of costs and estimated earnings on uncompleted contracts	225	-
Income and business tax payable	793	1,341
Net cash provided by operating activities	15,653	2,759

Cash flows from investing activities
Decrease in restricted bank balances	2,000	-
Purchase of property, plant and equipment	(327)	(457)
Payment of intangible assets	-	(5,875)
Construction in Progress	(2,726)	(70)
Loans to third party	(500)	-
Liability assumed from Chardan South upon RTO	-	(1,008)
Net cash (used in) investing activities	(1,553)	(7,410)

Cash provided by (used in) financing
Proceeds from share capital, net of cost	-	59,330
Repayment of notes payable	-	(15,000)
Repayment to bank loans	-	(978)
Due to (from) related parties	3,000	1,814
Cash received from Chardan South upon RTO	-	31,748
Net cash provided by financing activities	3,000	76,914

Effect of exchange rate changes	(58)	(872)

Net increase in cash and cash equivalents	17,042	71,391

Cash and cash equivalents, beginning of period	43,518	35,832
Cash and cash equivalents, end of period	60,560	107,223

###